Exhibit 99.3

FIRST AMENDMENT TO CREDIT AGREEMENT

FIRST AMENDMENT TO CREDIT AGREEMENT (this “First Amendment”), dated as of October 30, 2013, by and among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), the lenders party hereto (each, a “Lender” and, collectively, the “Lenders”), the Issuing Lenders party hereto, and CITIBANK, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”). Unless otherwise indicated, all capitalized terms used herein and not otherwise defined shall have the respective meanings provided such terms in the Credit Agreement referred to below.

W I T N E S S E T H :

WHEREAS, the Borrower, the Lenders from time to time party thereto, and the Administrative Agent are parties to a Credit Agreement, dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified, the “Credit Agreement”);

WHEREAS, subject to the terms and conditions of this First Amendment, the parties hereto wish to amend certain provisions of the Credit Agreement as herein provided;

NOW, THEREFORE, it is agreed:

I. Amendments to Credit Agreement.

1. The definition of “Issuing Lender” in Section 1.01 of the Credit Agreement is amended to read in its entirety as follows:

“Issuing Lender” shall mean, so long as they are acting as an Issuing Lender hereunder or are otherwise an issuer of a Letter of Credit hereunder, (w) Citibank, N.A., (x) Standard Chartered Bank, (y) any other Lender which at the request of the Borrower and with the consent of the Administrative Agent (which consent shall not be unreasonably withheld) agrees (in such Lender’s sole discretion) to become an Issuing Lender for the purpose of issuing Letters of Credit pursuant to Section 3 and (z) so long as any Existing Letter of Credit is outstanding, the Existing Letter of Credit Issuer for such Existing Letter of Credit.

2. Section 1.01 of the Credit Agreement is amended to add the following new definitions in alphabetical order:

“Covered Issuer” shall mean Standard Chartered Bank and any additional Issuing Lender designated as such pursuant to the last sentence of Section 3.04(c)(ii).

“Covered Participant” shall mean NIBC Bank N.V. and any additional Lender designated as such pursuant to the last sentence of Section 3.04(c)(ii).

“Covering Bank” shall mean Citibank, N.A. and any additional Issuing Lender designated as such pursuant to the last sentence of Section 3.04(c)(ii).

“Excess Exposure” shall have the meaning provided in Section 3.04(c)(ii).

3. Clause (iii) of Section 3.02 of the Credit Agreement is amended to read in its entirety as follows:

“(iii) (x) Citibank, N.A., as an Issuing Lender, shall not have any obligation to issue any Letter of Credit if, after giving effect to such issuance, the sum of (A) Letters of Credit Outstanding (exclusive of Unpaid Drawings which are repaid on the date of, and prior to the issuance of, the respective Letter of Credit) with respect to Letters of Credit for which Citibank, N.A. is the Issuing Lender and (B) all Excess Exposure (on a net basis, after taking into account any Excess Exposure of a Covering Bank on account of fronting exposure of Citibank, N.A.) of Citibank, N.A. exceeds $150,000,000, except as may be agreed by Citibank, N.A., as an Issuing Lender, in its sole discretion, (y) no Issuing Lender shall have any obligation to issue any Letter of Credit if, after giving effect to such issuance, the Letters of Credit Outstanding (exclusive of Unpaid Drawings which are repaid on the date of, and prior to the issuance of, the respective Letter of Credit) with respect to Letters of Credit for which such Issuing Lender is the Issuing Lender exceeds an amount (if any) separately agreed in writing between the Borrower and such Issuing Lender, and (z) prior to issuing any Letter of Credit, the Borrower shall provide to the Administrative Agent and the applicable Issuing Lender a schedule identifying, as to such Letter of Credit and all other Letters of Credit of such Issuing Lender then outstanding, the relevant Covered Issuer(s), the relevant Covered Participant(s) and the relevant Covering Bank(s), and such schedule shall be in form and substance satisfactory to the Administrative Agent and such Issuing Lender,”

4. Section 3.04(c) of the Credit Agreement is renumbered as Section 3.04(c)(i) and a new Section 3.04(c)(ii) is inserted immediately thereafter, to read in its entirety as follows:

“(ii) Notwithstanding the foregoing paragraph or anything to the contrary contained in this Agreement:

(A) Citibank, N.A., as a Lender, is hereby designated as a Covering Bank for NIBC Bank N.V. with respect to any Letter of Credit issued by Standard Chartered Bank (NIBC Bank N.V., in such capacity, being the Covered Participant and Standard Chartered Bank, in such capacity, being the Covered Issuer);

(B) for any Letter of Credit for which a Covered Issuer is the Issuing Lender, the applicable Covering Bank (x) shall be deemed to have irrevocably purchased and received from the Covered Issuer, without recourse or warranty, an undivided interest and participation, to the extent of the applicable Covered Participant’s Percentage, in such Letter of Credit, each drawing or payment thereunder and the obligations of the Borrower under this Agreement with respect thereto, and any security therefor or guaranty pertaining thereto, and (y) shall make all payments that the applicable Covered Participant would otherwise have been required to pay as a Participant in connection therewith (the obligations of a Covering Bank described in this sub-clause (B) with respect to any Covered Participant being the “Excess Exposure” of such Covering Bank; such term to include, for the avoidance of doubt, all amounts paid on account of the Covering Bank’s Excess Exposure but not yet reimbursed by the Covered Participant pursuant to sub-clause (C) hereof);

(C) in the event that any Covering Bank makes any payment on account of the Excess Exposure, the applicable Covered Participant shall be required (following notification from the applicable Covering Bank) to promptly and unconditionally reimburse the applicable Covering Bank on the same terms as a Participant is required to reimburse an Issuing Lender pursuant to Section 3.04(c)(i), mutatis mutandis; and

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(D) if any Covered Participant fails to make any payment as required by the foregoing sub-clause (C), such Covered Participant shall immediately become a Defaulting Lender hereunder.

The Borrower shall pay to the Covering Bank, for its own account, any fee separately agreed between the Borrower and such Covering Bank on account of such Covering Bank’s assumption of the Excess Exposure. Unless otherwise agreed by the applicable Covered Issuer and Covering Bank, each Covered Issuer shall promptly remit to the applicable Covering Bank the portion of the Facing Fee received by such Covered Issuer in respect of the Excess Exposure; provided that if there are multiple Covered Issuers, Covering Banks and Covered Participants, the Covered Issuers and Covering Banks may net the Excess Exposure of the Covering Banks in determining whether a portion of the Facing Fee paid to any Covered Issuer is owed to a Covering Bank. For the avoidance of doubt, no fee otherwise payable to a Covered Participant shall be reduced as a result of this Section 3.04(c)(ii). Additional Covered Issuers, Covering Banks and Covered Participants may be designated under this Section 3.04(c)(ii) at any time, by delivery to the Administrative Agent of a written notice from such parties and the Borrower; provided that no Issuing Lender or Lender may be designated as a Covered Issuer, Covering Bank or Covered Participant without the written consent of such Issuing Lender or Lender, as applicable.”

II. Miscellaneous Provisions.

1. In order to induce the Lenders to enter into this First Amendment, the Borrower hereby represents and warrants that (i) no Default or Event of Default exists as of the First Amendment Effective Date (as defined herein) before or after giving effect to this First Amendment and (ii) all of the representations and warranties contained in the Credit Agreement and in each of the other Credit Documents are true and correct in all material respects on the First Amendment Effective Date both before and after giving effect to this First Amendment, with the same effect as though such representations and warranties had been made on and as of the First Amendment Effective Date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood that any representation or warranty that by its terms is made as of a specific date shall be true and correct in all material respects as of such specific date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).

2. This First Amendment is limited precisely as written and shall not be deemed to (i) be a waiver of or a consent to the modification of or deviation from any other term or condition of the Credit Agreement or the other Credit Documents or any of the other instruments or agreements referred to therein, or (ii) prejudice any right or rights which any of the Lenders or the Administrative Agent now have or may have in the future under or in connection with the Credit Agreement, as amended hereby, the other Credit Documents or any of the other instruments or agreements referred to therein. The Borrower confirms and agrees that the Credit Agreement and each of the Security Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the First Amendment Effective Date each reference in the Credit Agreement and the other Security Documents to “the Credit Agreement,” “thereunder,” “thereof,” “therein” or any other

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expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this First Amendment. The Administrative Agent, the Pari Passu Collateral Agent, the Issuing Lenders and the Lenders expressly reserve all their rights and remedies except as expressly set forth in this First Amendment.

3. This First Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this First Amendment by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.

5. THIS FIRST AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

6. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and of any New York State court sitting in New York County, Borough of Manhattan, and any appellate court from any such federal or state court, for purposes of all suits, actions or legal proceedings arising out of or relating to this First Amendment and the Credit Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH OF THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS FIRST AMENDMENT, THE CREDIT AGREEMENT OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

7. This First Amendment shall become effective on the date (the “First Amendment Effective Date”) when (i) the Borrower and the Required Lenders shall have signed a counterpart hereof (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent, (ii) each Subsidiary Guarantor shall have signed a counterpart of the acknowledgment attached to this First Amendment (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent and (iii) the Borrower shall have paid to the Administrative Agent all reasonable out-of-pocket costs and expenses in connection with the First Amendment (including, without limitation, the reasonable fees and expenses of Baker Botts L.L.P.).

8. This First Amendment is a Credit Document for the purposes of the Credit Agreement and the other Credit Documents. From and after the First Amendment Effective Date, all references in the Credit Agreement and each of the other Credit Documents to the Credit Agreement shall be deemed to be references to the Credit Agreement, as amended hereby.

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IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this First Amendment as of the date first above written.

PACIFIC DRILLING S.A.

By:	\s\ Christian J. Beckett
Name: Christian J. Beckett
Title: Chief Executive Officer

Signature page to First Amendment to Credit Agreement

Each of the undersigned, as Subsidiary Guarantors under the U.S. Subsidiary Guaranty dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified, the “Guaranty”), and as debtors, mortgagors, and/or grantors under the Security Documents, hereby (a) consents to this First Amendment, and (b) confirms and agrees that the Guaranty and each of the Security Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the First Amendment Effective Date each reference in the Guaranty and the other Security Documents to “the Credit Agreement,” “thereunder,” “thereof,” “therein” or any other expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this First Amendment.

PACIFIC BORA LTD.

By:	\s\ Christian J. Beckett
Name: Christian J. Beckett
Title: President

PACIFIC MISTRAL LTD.

By:	\s\ Christian J. Beckett
Name: Christian J. Beckett
Title: President

PACIFIC SCIROCCO LTD.

By:	\s\ Christian J. Beckett
Name: Christian J. Beckett
Title: President

PACIFIC SANTA ANA S.Á.R.L.

By:	\s\ Robert F. MacChesney
Name: Robert F. MacChesney
Title: Manager

PACIFIC DRILLING LIMITED

By:	\s\ Christian J. Beckett
Name: Christian J. Beckett
Title: President

Signature page to First Amendment to Credit Agreement

PACIFIC INTERNATIONAL DRILLING WEST AFRICA LIMITED

By:	\s\ Robert F. MacChesney
Name: Robert F. MacChesney
Title: Director

PACIFIC SANTA ANA LTD.

By:	\s\ Robert F. MacChesney
Name: Robert F. MacChesney
Title: President

PACIFIC DRILLSHIP S.Á.R.L.

By:	\s\ Christian J. Beckett
Name: Christian J. Beckett
Title: Manager

PACIFIC DRILLING, INC.

By:	\s\ Christian J. Beckett
Name: Christian J. Beckett
Title: President

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CITIBANK, N.A., as Administrative Agent, Issuing Lender and Lender

By:	\s\ Robert Malleck
Name: Robert Malleck
Title: Managing Director

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

STANDARD CHARTERED BANK, as Issuing Lender and Lender

By:	\s\ Stephen Hackett
Name: Stephen Hackett
Title: Regional Head, Structured Finance

By:	\s\ Robert K. Reddington
Name: Robert K. Reddington
Title: Credit Documentation Manager
Credit Documentation Unit, WB
Legal-Americas

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

ABN AMRO CAPITAL USA LLC, as Lender

By:	\s\ Eric E. Altmann
Name: Eric E. Altmann
Title: Managing Director

For institutions requiring a second signature block:

By:	\s\ Passchler Veefhinol
Name: Passchler Veefhinol
Title: VP

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CREDIT AGRICOLE Corporate and Investment Bank, as Lender

By:	\s\ Jerome Duval
Name: Jerome Duval
Title: Attorney-in-fact

For institutions requiring a second signature block:

By:	\s\ Michael Choina
Name: Michael Choina
Title: Attorney-in-fact

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST
AMENDMENT TO CREDIT AGREEMENT,
DATED AS OF THE DATE FIRST WRITTEN
ABOVE, AMONG PACIFIC DRILLING S.A.,
VARIOUS LENDERS PARTY HERETO AND
CITIBANK, N.A., AS ADMINISTRATIVE AGENT

        ING Capital LLC, as Lender

By:	\s\ Tanja van der Woode

Name: Tanja van der Woode
Title: Director

For institutions requiring a second signature block:

By:
Name:
Title:

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST
AMENDMENT TO CREDIT AGREEMENT,
DATED AS OF THE DATE FIRST WRITTEN
ABOVE, AMONG PACIFIC DRILLING S.A.,
VARIOUS LENDERS PARTY HERETO AND
CITIBANK, N.A., AS ADMINISTRATIVE AGENT

        NIBC Bank N.V.

By:	\s\ Saskia Hovers

Name: Saskia Hovers
Title: Managing Director

For institutions requiring a second signature block:

By:	\s\ Jeroen van der Putten
Name: Jeroen van der Putten
Title: Associate Director

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST
AMENDMENT TO CREDIT AGREEMENT,
DATED AS OF THE DATE FIRST WRITTEN
ABOVE, AMONG PACIFIC DRILLING S.A.,
VARIOUS LENDERS PARTY HERETO AND
CITIBANK, N.A., AS ADMINISTRATIVE AGENT

        NORDEA BANK FINLAND PLC

By:	\s\ Henning Lyche Christiansen

Name: Henning Lyche Christiansen
Title: First Vice President

For institutions requiring a second signature block:

By:	\s\ Martin Lunden
Name: Martin Lunden
Title: Senior Vice President

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST
AMENDMENT TO CREDIT AGREEMENT,
DATED AS OF THE DATE FIRST WRITTEN
ABOVE, AMONG PACIFIC DRILLING S.A.,
VARIOUS LENDERS PARTY HERETO AND
CITIBANK, N.A., AS ADMINISTRATIVE AGENT

        Skandinaviska Enskilda Banken AB (publ)

By:	\s\ Per Olav Bucher-Johannessen

Name: Per Olav Bucher-Johannessen
Title:

For institutions requiring a second signature block:

By:	\s\ Erling Amundsen
Name: Erling Amundsen
Title:

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

The Bank of Nova Scotia

By:	\s\ J. Frazell
Name: J. Frazell
Title: Director

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Goldman Sachs Bank USA

By:	\s\ Michelle Latzoni
Name: Michelle Latzoni
Title: Authorized Signatory

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

DEUTSCHE BANK AG NEW YORK BRANCH, as Lender

By:	\s\ Michael Getz
Name: Michael Getz
Title: Vice President

For institutions requiring a second signature block:

By:	\s\ Dusan Lazarov
Name: Dusan Lazarov
Title: Director

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Barclays Bank PLC

By:	\s\ May Huang
Name: May Huang
Title: Assistant Vice President

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CREDIT INDUSTRIEL ET COMMERCIAL, as Lender

By:	\s\ Andrew McKuin
Name: Andrew McKuin
Title: Vice President

For institutions requiring a second signature block:

By:	\s\ Alex Aupoix
Name: Alex Aupoix
Title: Managing Director

Signature page to First Amendment to Credit Agreement